SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  8 February 2010

Portugal Telecom announces the acquisition of GPTI

Portugal Telecom (PT) announces the acquisition of a 100% equity stake in GPTI, SA (GPTI). GPTI is a solid player, with 19 years of history, in the IS/IT services market in Brazil. GPTI has a strong customer base and about 75% of its revenues in 2009 (R$140 million) is derived from recurring contracts. The acquisition will be carried out through the issuance of shares of Dedic, a 100% owned PT subsidiary that operates in the contact centre business in Brazil. Following the acquisition, current shareholders of GPTI will hold a 12.5% stake in Dedic. Depending on the operational and financial performance of the acquired company in 2010 and 2011, this stake may range from 5% to 20%. The financial debt of GPTI amounts to R$ 80 million.

This acquisition is part of PT’s strategy to consolidate and strengthen its presence in Brazil and invest in assets where PT can add value and that can complement PT’s existing portfolio. The acquisition of GPTI and integration into Dedic also allows PT to create an integrated player in the IS/IT and BPO (business process outsourcing) sectors in Brazil, develop expertise in an area closely related to telecommunications and strengthen the business relationship with relevant Brazilian partners. This acquisition will also allow for sharing of synergies and best practices with the IS/IT activities in Portugal.

This acquisition has been approved by the Board of Directors of PT and is conditional, namely, upon the approval of the Brazilian authorities.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.